PRIMERO MILL WORKERS RETURN TO WORK

Toronto, Ontario, May 2, 2011 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) announced today that it has successfully resolved the mill workers labour disruption that began on March 30th, 2011 at its San Dimas mine in Mexico.

The Company has secured a collective agreement that includes bonus structure terms that reflect current legislated norms and industry best practices. The collective agreement has been approved by the local union representing the mill workers (Sindicato Nacional de Trabajadores Mineros or National Mineworkers Union) and the mill workers returned to work as of May 1, 2011.

As the San Dimas mill has recently been running below its nameplate capacity of 2,100 tonnes per day, the Company expects that the ore stock-piled during the 31 day mill worker stoppage can be processed in addition to daily production with the goal of not impacting annual production guidance.

“We remained steadfast in our commitment to keeping costs in control and believe the bonus structure accepted by the San Dimas mill workers reflects industry norms, benefiting the Company, our workforce and the community,” stated Joseph F. Conway, President and C.E.O. “We now look forward to continuing with our objective of growing this asset while maintaining a below average cost profile. We still expect to begin selling 50% of the annual silver produced at spot prices1 during the second quarter. This will be an important catalyst for the Company as at current prices it is expected to add significantly to our 2011 revenue relative to 2010.”

(1) According to the silver purchase agreement between the Company and Silver Wheaton Corp., until August 6, 2014 Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of silver produced at San Dimas and 50% of any excess at $4.04 per ounce (increasing by 1% per year). Thereafter Primero will deliver to Silver Wheaton a per annum amount equal to the first six million ounces of silver produced at San Dimas and 50% of any excess at $4.20 per ounce (increasing by 1% per year). The Company will receive silver spot prices only after the total threshold amount has been delivered each year.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer and owns 100% of the San Dimas gold-silver mine in Mexico. Primero offers immediate exposure to un-hedged, low cash cost gold production with a substantial resource base in a politically stable jurisdiction. The Company has intentions to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain statements that may be deemed “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. The forward-looking statements in this press release include statements regarding the ability to process the stock-piled ore without impacting annual production guidance, the growth of the San Dimas mine production and maintenance of a below average cost profile, the timing of selling silver at spot prices and for such sales to significantly add to 2011 revenue relative to 2010, and intentions to become an intermediate gold producer. The forward-looking statements are based on reasonable assumptions, including assumptions related to the processing of the stock-piled ore without impacting annual production guidance, the continuing growth of the San Dimas mine production and maintaining a below average cost profile, the selling of 50% of the annual silver produced at spot prices and for such sales adding significantly to 2011 revenue relative to 2010, and becoming an intermediate gold producer. Factors that may cause actual results to vary from anticipated results include the risks that the Company may not be able to process the stock-piled ore as anticipated or such process may impact annual production guidance, the San Dimas mine assets may not grow as anticipated, the costs of production may be higher than anticipated, the Company may not begin selling 50% of its annual silver produced at spot prices during the second quarter as anticipated, the Company may not be able to significantly add to the 2011 revenue relative to 2010 due to an inability to sell silver at spot prices or a fall in silver prices, and the Company may be unable to build a portfolio of high quality, low cost precious metals assets to become an intermediate gold producer, as well as the risk factors set out in the Company’s Annual Information Form dated March 29, 2011, the management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2010, and the Company’s news releases issued subsequent thereto including the news release dated January 17, 2011, available under the Company’s profile on SEDAR at www.sedar.com. Although Primero believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Primero's management on the date the statements are made. Primero undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change, except as required by law.